UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-35145

Link Motion Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXPLANATORY NOTE

Link Motion Inc. (the “Company”) is filing this Amendment on Form 6-K/A (the “Amendment”) to its Report on Form 6-K dated July 23, 2018 (the “Original 6-K”) solely to furnish the full text (the “Full Text”) of the Subscription Agreement (the Subscription Agreement”) entered into on the 19th day of July, 2018, by and between China AI Capital Limited, a company incorporated and existing under the laws of the British Virgin Islands, and the Company. This Full Text amends and modifies the Material Terms of the Subscription Agreement furnished as Exhibit 99.2 of the Original 6-K. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the Furnishing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Link Motion Inc.

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Chairman and Chief Operating Officer

Date: August 22, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Material Terms of the Subscription Agreement

Exhibit 99.3	Full Text of the Subscription Agreement